FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of May 2021

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
 1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number
1.	(English Translation) Summary of Financial Statements for the Fiscal Year Ended March 31, 2021

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: May 11, 2021	By:	/s/ Norimasa Takeda
Norimasa Takeda
Chief Accounting Officer and Corporate Controller

Summary of Financial Statements for the Fiscal Year Ended March 31, 2021 (IFRS, Consolidated)
May 11, 2021

Takeda Pharmaceutical Company Limited		Stock exchange listings:	Tokyo, Nagoya, Fukuoka, Sapporo
TSE Code:	4502	URL: http://www.takeda.com
Representative:	Christophe Weber, President & CEO
Contact:	Christopher O'Reilly	Telephone: +81-3-3278-2306
Global Head of IR, Global Finance
Scheduled date of annual general meeting of shareholders: June 29, 2021
Scheduled date of securities report submission: June 29, 2021
Scheduled date of dividend payment commencement: June 30, 2021
Supplementary materials for the financial statements: Yes
Presentation to explain for the financial statements: Yes
(Million JPY, rounded to the nearest million)

1.	Consolidated Financial Results for the Fiscal Year Ended March 31, 2021 (April 1, 2020 to March 31, 2021)
(1)Consolidated Operating Results

	(Percentage figures represent changes over the same period of the previous year)
	Revenue		Operating profit		Profit before tax		Net profit for the year		Net profit attributable to owners of the Company
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
For the Fiscal Year Ended March 31, 2021	3,197,812	(2.8)	509,269	407.2	366,235	—	376,171	749.3	376,005	749.9
For the Fiscal Year Ended March 31, 2020	3,291,188	56.9	100,408	(57.8)	(60,754)	—	44,290	(67.2)	44,241	(67.3)

	Total comprehensive income for the year		Basic earnings per share		Diluted earnings per share		Return on equity attributable to owners of the Company		Ratio of profit before income taxes to total assets
	(Million JPY)	(%)	(JPY)		(JPY)		(%)		(%)
For the Fiscal Year Ended March 31, 2021	697,416	—	240.72		238.96		7.6		2.8
For the Fiscal Year Ended March 31, 2020	(199,419)	—	28.41		28.25		0.9		(0.5)

	Ratio of operating profit to revenue		Core Operating Profit		Core EPS
	(%)		(Billion JPY)	(%)	(JPY)
For the Fiscal Year Ended March 31, 2021	15.9		967.9	0.6	420
For the Fiscal Year Ended March 31, 2020	3.1		962.2	109.5	387
(Reference) Share of loss of investments accounted for using the equity method:
For the Fiscal Year Ended March 31, 2021 76 million JPY For the Fiscal Year Ended March 31, 2020 (23,987) million JPY

(2)Consolidated Financial Position

	Total assets (Million JPY)	Total equity (Million JPY)	Equity attributable to owners of the Company (Million JPY)	Ratio of equity attributable to owners of the Company to total assets (%)	Equity attributable to owners of the Company per share (JPY)
As of March 31, 2021	12,912,293	5,177,177	5,173,037	40.1	3,308.93
As of March 31, 2020	12,821,094	4,727,486	4,723,483	36.8	3,032.22

(2)Consolidated Cash Flows

	Net cash from (used in) operating activities (Million JPY)	Net cash from (used in) investing activities (Million JPY)	Net cash from (used in) financing activities (Million JPY)	Cash and cash equivalents at the end of the year (Million JPY)
For the Fiscal Year Ended March 31, 2021	1,010,931	393,530	(1,088,354)	966,222
For the Fiscal Year Ended March 31, 2020	669,752	292,119	(1,005,213)	637,614

2. Dividends

	Annual dividends per share (JPY)					Total Dividends (Million JPY)	Dividend Pay-out ratio (%) (Consolidated)	Ratio of dividends to net assets (%) (Consolidated)
	1st quarter end	2nd quarter end	3rd quarter end	Year-end	Total
For the Fiscal Year Ended March 31, 2020	—	90.00	—	90.00	180.00	283,715	633.6	5.7
For the Fiscal Year Ended March 31, 2021	—	90.00	—	90.00	180.00	283,718	74.8	5.7
For the Fiscal Year Ending March 31, 2022 (Projection)	—	90.00	—	90.00	180.00		—

3.	Forecasts for Consolidated Operating Results for the Fiscal Year Ending March 31, 2022 (April 1, 2021 to March 31, 2022)

	(Percentage figures represent changes from previous forecast)
	Revenue		Core Operating Profit		Operating profit		Profit before income taxes		Net profit attributable to owners of the Company		Basic earnings per share	Core EPS
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)	(JPY)
For the Fiscal Year Ending March 31, 2022	3,370,000	5.4	930,000	(3.9)	488,000	(4.2)	352,000	(3.9)	250,000	(33.5)	159.91	394

FY2021 Management Guidance
Underlying Revenue Growth	Mid-single-digit growth
Underlying Core Operating Profit Growth	Mid-single-digit growth
Underlying Core Operating Profit Margin	~30% margin
Underlying Core EPS Growth	Mid-single-digit growth

▪Additional Information

(1) Changes in significant subsidiaries during the period	:	No
(changes in specified subsidiaries resulting in the change in consolidation scope)

(2) Changes in accounting policies and changes in accounting estimates
1) Changes in accounting policies required by IFRS	:	No
2) Changes in accounting policies other than 1)	:	No
3) Changes in accounting estimates	:	No

(3) Number of shares outstanding (common stock)
1) Number of shares outstanding (including treasury stock) at year end:
March 31, 2021		1,576,387,908 shares
March 31, 2020		1,576,373,908 shares

2) Number of shares of treasury stock at year end:
March 31, 2021		13,029,749 shares
March 31, 2020		18,608,312 shares

3) Average number of outstanding shares (for the fiscal year ended March 31):
March 31, 2021		1,562,005,754 shares
March 31, 2020		1,557,204,329 shares

(Reference) Summary of Unconsolidated Results
Summary of Unconsolidated Results for the Fiscal Year Ended March 31, 2021 (April 1, 2020 - March 31, 2021)

(1) Unconsolidated Operating Results
(Percentage figures represent changes from previous fiscal year)
	Net sales		Operating income		Ordinary income
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
For the Fiscal Year Ended March 31, 2021	602,557	(2.2)	121,071	35.8	50,010	(30.8)
For the Fiscal Year Ended March 31, 2020	616,288	(5.4)	89,153	20.7	72,252	312.5

	Net income		Earnings per share		Fully diluted earnings per share
	(Million JPY)	(%)	(JPY)		(JPY)
For the Fiscal Year Ended March 31, 2021	247,513	89.5	158.45		158.44
For the Fiscal Year Ended March 31, 2020	130,626	48.0	83.88		83.87

(2) Unconsolidated Financial Position
	Total assets (Million JPY)	Net assets (Million JPY)	Shareholders' equity ratio (%)	Shareholders' equity per share (JPY)
As of March 31, 2021	10,856,450	4,434,889	40.8	2,835.81
As of March 31, 2020	10,289,304	4,549,000	44.2	2,919.21
(Reference) Shareholders' equity As of March 31, 2021     4,433,632 million JPY
                As of March 31, 2020    4,547,699 million JPY

▪This summary of financial statements is exempt from audit procedures
▪Note to ensure appropriate use of forecasts, and other noteworthy items

•	Takeda has adopted International Financial Reporting Standards (IFRS), and the disclosure information in this document is based on IFRS.

•	All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, Takeda will disclose it in a timely manner.

•	For details of the financial forecast, please refer to "1. Financial Highlights for the Fiscal Year Ended March 31, 2021 (5) Outlook for the Fiscal Year Ending March 31, 2022" on page 15.

•	Supplementary materials for the financial statements (Data Book and Earnings Presentation of May 11, 2021) and the audio of the conference call will be promptly posted on Takeda’s website.

(Takeda Website):
http://www.takeda.com/investors/financial-results/

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2021 (Consolidated)
Attachment Index

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2021 (Consolidated)
1. Financial Highlights for the Fiscal Year Ended March 31, 2021
(1) Business Performance
(i) Business Overview
We are a global, values-based, R&D-driven biopharmaceutical company with an innovative portfolio, engaged primarily in the research, development, production and global commercialization of pharmaceutical products. Our intent is to translate science into highly innovative life transforming medicines. We have built an R&D engine focused on four therapy areas, leveraging internal research and external partners in order to have access to different modalities like biologicals or cell therapy. We have a geographically diversified global business base and our prescription drugs are marketed in major countries worldwide.
We have grown both organically and through acquisitions, completing a series of major transactions that have resulted in growth in our areas of therapeutic, geographic and pipeline focus. In particular, our acquisition of Shire plc. ("Shire") in January 2019 (the "Shire Acquisition") strengthened our presence in Gastroenterology (GI) and Neuroscience, while providing us with a leading position in Rare Disease and Plasma-derived Therapies (PDT). Commercially, the Shire Acquisition significantly strengthened our presence in the United States, Europe and Growth and Emerging Markets. It also complemented our ongoing efforts to enhance our R&D engine. Through the Shire Acquisition, investments and our R&D partnership model, we have created a highly complementary, robust, modality-diverse pipeline.
We incurred significant indebtedness to finance the cash portion of the consideration of the Shire Acquisition. We plan to continue to reduce our debt primarily using operating cash flows which improved significantly through scale and integration synergies, allowing debt repayment, competitive R&D investment for long-term growth and commitment to our dividend and shareholder return.

(ii) Consolidated Financial Results (April 1, 2020 to March 31, 2021)

	Billion JPY or percentage
	For the fiscal year ended March 31,
	2020	2021	Change versus the previous year
Revenue	3,291.2	3,197.8	(93.4)	(2.8)%
Cost of sales	(1,089.8)	(994.3)	95.5	(8.8)%
Selling, general and administrative expenses	(964.7)	(875.7)	89.1	(9.2)%
Research and development expenses	(492.4)	(455.8)	36.5	(7.4)%
Amortization and impairment losses on intangible assets associated with products	(455.4)	(421.9)	33.6	(7.4)%
Other operating income	60.2	318.0	257.8	428.2%
Other operating expenses	(248.7)	(258.9)	(10.2)	4.1%
Operating profit	100.4	509.3	408.9	407.2%
Finance income	27.8	105.5	77.7	279.1%
Finance expenses	(165.0)	(248.6)	(83.6)	50.7%
Share of profit (loss) of investments accounted for using the equity method	(24.0)	0.1	24.1	—
Profit (loss) before tax	(60.8)	366.2	427.0	—
Income tax benefit	105.0	9.9	(95.1)	(90.5)%
Net profit for the year	44.3	376.2	331.9	749.3%
Revenue. Revenue for the fiscal year ended March 31, 2021 was 3,197.8 billion JPY, a decrease of 93.4 billion

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2021 (Consolidated)
JPY, or 2.8%, compared to the previous fiscal year. Excluding the impact from fluctuations in foreign exchange rates, which was calculated by translating revenue of the fiscal year ended March 31, 2021, using corresponding exchange rates in the previous fiscal year, the decrease in revenue was 0.5%.
Within our core therapeutic areas, Gastroenterology (GI) and Plasma-Derived Therapies (PDT) Immunology contributed to positive revenue growth; however, this was offset by intensified competition and generic erosion in Rare Diseases and the negative impact across the portfolio from changes in foreign exchange rates. Overall, while the global spread of COVID-19 did not have a material effect on our revenue for the fiscal year ended March 31, 2021, there were adverse effects due to COVID-19 observed in certain therapeutic areas, especially Neuroscience in which stay-at-home restrictions continued to reduce patient visits to medical care providers. This trend fluctuated throughout the fiscal year. These adverse impacts have been partially offset by benefits from prescribing trends during the pandemic, such as an expansion of certain products with a more convenient administration profile that was observed in the early phase of the outbreak.
Revenue outside of our core therapeutic areas decreased by 130.7 billion JPY, or 18.5%, mainly due to the effect of several divestitures, as well as a decline in sales of off-patented products such as ULORIC (for hyperuricemia) and COLCRYS (for gout).
Year-on-year change in revenue for this fiscal year in each of our main therapeutic areas was primarily attributable to the following products:
•GI. In Gastroenterology, revenue was 777.8 billion JPY, a year-on-year increase of 79.9 billion JPY, or 11.4%. Growth was driven by Takeda's top-selling product ENTYVIO (for ulcerative colitis (UC) and Crohn’s disease (CD)), with sales of 429.3 billion JPY, a year-on-year increase of 82.1 billion JPY, or 23.6%. Sales in the U.S. increased by 55.0 billion JPY, or 23.0%, to 294.3 billion JPY and sales in Europe and Canada increased by 21.0 billion JPY, or 23.9%, versus the previous fiscal year to 108.9 billion JPY, respectively, due to an increase in demand. In Japan, the increase in sales was primarily driven by the UC indication. Sales of TAKECAB (for acid-related diseases) were 84.8 billion JPY, an increase of 12.1 billion JPY, or 16.7%, versus the previous fiscal year. This increase was driven by the expansion of new prescriptions in the Japanese market due to TAKECAB's efficacy in reflux esophagitis and the prevention of recurrence of gastric and duodenal ulcers during low-dose aspirin administration. Sales of RESOLOR/MOTEGRITY (for chronic idiopathic constipation), increased by 4.7 billion JPY, or 71.2%, versus the previous fiscal year to 11.2 billion JPY, driven by further penetration into the U.S. market. Sales of GATTEX/REVESTIVE (for short bowel syndrome) increased by 2.8 billion JPY, or 4.5%, versus the previous fiscal year to 64.6 billion JPY, primarily due to increased average length of time on therapy for the adult population and increased volume of pediatric patients on therapy. Growth of ENTYVIO, TAKECAB, RESOLOR/MOTEGRITY and GATTEX/REVESTIVE fully absorbed the net decrease of other GI products such as off-patented PANTOLOC/CONTROLOC (generic name: pantoprazole) (for peptic ulcer), which declined by 6.3 billion JPY, as well as declines of DEXILANT (for acid reflux disease) by 7.2 billion JPY and AMITIZA (for chronic constipation) by 6.9 billion JPY primarily due to intensified competition coupled with the negative impact of the appreciation of the yen.
•Rare Diseases. In Rare Diseases, revenue decreased by 43.1 billion JPY, or 6.8%, to 591.7 billion JPY. Revenue in Rare Hematology decreased by 44.4 billion JPY, or 13.3%, to 289.8 billion JPY. Sales of ADVATE decreased by 29.3 billion JPY, or 18.6%, to 128.5 billion JPY and sales of ADYNOVATE decreased by 0.6 billion JPY, or 1.0%, to 58.1 billion JPY, respectively, primarily driven by the competitive landscape in the hemophilia A non-inhibitors market in the U.S. FEIBA sales decreased by 7.0 billion JPY, or 13.6%, to 44.5 billion JPY mainly due to competitive pressure in the prophylaxis segment of the inhibitors market in Europe. Revenue in Rare Metabolic decreased by 8.2 billion JPY, or 4.8%, to 162.6 billion JPY primarily due to the product recall of NATPARA (for hypoparathyroidism) in the U.S. in September 2019, which resulted in a decline of NATPARA/NATPAR sales of 10.1 billion JPY, or 74.0%, to 3.6 billion JPY. Revenue in Hereditary Angioedema (HAE) was 139.3 billion JPY, a year-on-year increase of 9.5 billion JPY, or 7.3%, driven by TAKHZYRO launches with strong patient uptake partially offset by the decreases in sales of FIRAZYR and CINRYZE. Sales of TAKHZYRO were 86.7 billion JPY, an increase of 18.4 billion JPY, or 27.0%, versus the previous fiscal year. Sales of FIRAZYR decreased by 5.8 billion JPY, or 17.9%, to 26.8 billion JPY, due to the

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2021 (Consolidated)
continued impact of generic entrants and patient switches to TAKHZYRO. Sales of CINRYZE decreased by 2.5 billion JPY, or 10.2%, to 21.9 billion JPY, mainly due to patient switches to TAKHZYRO.
•PDT Immunology. In Plasma-Derived Therapies (PDT) Immunology, revenue increased by 26.2 billion JPY, or 6.7%, to 420.4 billion JPY. Aggregate sales of immunoglobulin products were 334.9 billion JPY, an increase of 36.2 billion JPY, or 12.1%, fueled by strong demand and growing supply capabilities. In particular, GAMMAGARD LIQUID (for the treatment of primary immunodeficiency (PID) and multifocal motor neuropathy (MMN)) continued to build its position as a highly recognized IVIG (intravenous immunoglobulin) therapy that is the standard of care treatment for PID and MMN in the U.S. CUVITRU and HYQVIA, SCIG (subcutaneous immunoglobulin) therapies also marked double digit growth. Aggregate sales of albumin products including HUMAN ALBUMIN and FLEXBUMIN (primarily used for hypovolemia and hypoalbuminemia) were 57.6 billion JPY, a decrease of 9.6 billion JPY, or 14.3%, versus the previous fiscal year. The decline was partially due to the timing of shipments in China (higher sales in China during the first six-months of the previous fiscal year resulting from a supply phasing from the fiscal year prior to that) and partially due to a temporary interruption in submitting batches of HUMAN ALBUMIN for release in China which impacted sales during the second half of the fiscal year.
•Oncology. In Oncology, revenue was 416.5 billion JPY, a year-on-year decrease of 4.4 billion JPY, or 1.1%. Sales of NINLARO (for multiple myeloma) were 87.4 billion JPY, an increase of 9.8 billion JPY, or 12.7%, versus the previous fiscal year, reflecting strong growth in global sales particularly in the U.S. and China, driven in part by its oral administration profile that is more attractive or convenient in light of the spread of COVID-19 beginning in the first few months of the fiscal year. NINLARO is a once-weekly oral tablet that can be taken at home, which may reduce some of the logistical burden for patients as its administration does not require an infusion or injection at a hospital, clinic or physician’s office. Sales of ADCETRIS (for malignant lymphomas) increased by 6.8 billion JPY, or 12.8% to 59.4 billion JPY versus the previous fiscal year, reflecting strong growth in sales particularly in Japan where it has progressively expanded its approved indications in recent years. Sales of ICLUSIG (for leukemia) increased by 2.4 billion JPY, or 7.5%, versus the previous fiscal year to 34.2 billion JPY, benefiting from a new omni-channel promotion approach in the U.S. and from geographic expansion outside the U.S. Sales of ALUNBRIG (for non-small cell lung cancer) increased by 1.6 billion JPY, or 21.7%, versus the previous fiscal year to 8.8 billion JPY, as it continues to launch in European and emerging countries. Sales of VELCADE (for multiple myeloma) decreased by 17.2 billion JPY, or 14.5% to 101.1 billion JPY. This included royalty income of 4.8 billion JPY outside the U.S., a significant year-on-year decrease of 4.7 billion JPY, or 49.4%, due to generic entrants in Europe and China in 2019. Sales in the U.S. decreased by 12.5 billion JPY, or 11.5%, to 96.3 billion JPY versus the previous fiscal year, reflecting fewer new patient starts in first-line therapy. We believe this was a consequence of patients refraining from visiting medical care providers due to COVID-19 as well as the launch of a competitor's subcutaneous formulation at the beginning of May 2020 in the U.S. Sales of LEUPLIN/ENANTONE (generic name: leuprorelin) (for endometriosis, uterine fibroids, premenopausal breast cancer, prostatic cancer, etc.), an off-patented product, decreased by 13.7 billion JPY, or 12.5%, versus the previous fiscal year to 95.4 billion JPY. This is in relation to production stoppages initiated at our manufacturing facility in Japan to enhance overall compliance in alignment with Takeda standards.
•Neuroscience. In Neuroscience, revenue was 417.3 billion JPY, a year-on-year decrease of 21.2 billion JPY, or 4.8%. This decrease was partially attributable to REMINYL (for Alzheimer's disease), which faced the introduction of generic competitors in Japan in June 2020, and sales of which decreased by 10.1 billion JPY, or 58.3%, to 7.2 billion JPY. Sales of ROZEREM (for insomnia) decreased by 2.5 billion JPY, or 17.0%, to 12.0 billion JPY that was also negatively impacted by the loss of exclusivity in the U.S. in July 2019. Sales of ADDERALL XR (for attention deficit hyperactivity disorder (ADHD)) were 17.8 billion JPY, a decrease of 6.5 billion JPY, or 26.9%, primarily due to the continued impact of competition from generic entrants in the period. Sales of VYVANSE (for ADHD) were 271.5 billion JPY, a decrease of 2.5 billion JPY, or 0.9%, versus the previous fiscal year. Sales of TRINTELLIX (for major depressive disorder (MDD)) were 68.9 billion JPY, a decrease of 1.8 billion JPY, or 2.5%, versus the previous fiscal year. Sales of VYVANSE and TRINTELLIX have been negatively affected by COVID-19 most notably during periods when stay-at-home restrictions were

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2021 (Consolidated)
in place reducing patient visits, subsequent diagnoses and creating temporary discontinuation of medication. The trend temporarily normalized to pre-COVID-19 levels, but has been affected again in the latest six-month period as transmission has increased in countries where Takeda markets these products. The decrease of these products was partially offset by the increase of INTUNIV (for ADHD) with its sales increased by 5.8 billion JPY, or 39.5%, to 20.4 billion JPY versus the previous fiscal year, primarily due to an increase in Japan driven by strong growth in demand coupled with stock-building by the licensee due to COVID-19.
Revenue by Geographic Region:

	Billion JPY; percentages are portion of total revenue
	For the fiscal year ended March 31,
Revenue:	2020		2021
Japan	592.8	18.0%	559.7	17.5%
United States	1,595.9	48.5%	1,567.9	49.0%
Europe and Canada	645.5	19.6%	666.2	20.8%
Russia/CIS	76.8	2.3%	57.6	1.8%
Latin America	143.5	4.4%	121.6	3.8%
Asia (excluding Japan)	165.4	5.0%	156.2	4.9%
Other*	71.3	2.2%	68.5	2.1%
Total	3,291.2	100.0%	3,197.8	100.0%
* Other includes the Middle East, Oceania and Africa.
Cost of Sales. Cost of Sales decreased by 95.5 billion JPY, or 8.8%, to 994.3 billion JPY and the Cost of Sales Ratio decreased by 2.0 pp to 31.1% for the fiscal year ended March 31, 2021. This was primarily caused by 118.3 billion JPY decrease in non-cash charges related to the unwind of the fair value step up on acquired inventory recognized in connection with the Shire Acquisition. These effects were partially offset by an increase in remaining Cost of Sales due to decline in high-margin products sales including off-patent products such as COLCRYS and VELCADE.
Selling, General and Administrative (SG&A) expenses. SG&A expenses decreased by 89.1 billion JPY, or 9.2%, to 875.7 billion JPY for the fiscal year ended March 31, 2021, primarily due to the favorable impact from cost efficiencies and synergies from the integration of Shire and lower spend resulting from COVID-19 such as less travel and fewer commercial events.

Research and Development (R&D) expenses. R&D expenses decreased by 36.5 billion JPY, or 7.4%, to 455.8 billion JPY, mainly due to lower costs related to pipeline prioritization and travel expenses resulting from COVID-19 partially offset by an increase in expenditures on certain R&D program including new candidates in preclinical studies.
Amortization and Impairment Losses on Intangible Assets Associated with Products. Amortization and Impairment Losses on Intangible Assets Associated with Products decreased by 33.6 billion JPY, or 7.4%, to 421.9 billion JPY for the fiscal year ended March 31, 2021. This decrease is primarily attributable to an impairment charge of intangible assets related to in-process research and development recognized in the previous fiscal year, including TAK-616 AMR triggered by our decision to terminate the program following the interim readout in May 2019, and TAK-607 due to a change in study design in March 2020.
Other Operating Income. Other Operating Income increased by 257.8 billion JPY, or 428.2%, to 318.0 billion JPY for the fiscal year ended March 31, 2021, predominantly driven by a 228.9 billion JPY divestiture gain from 139.5 billion JPY gain on sale of shares and relevant assets of Takeda Consumer Healthcare Company Ltd. and other non-

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2021 (Consolidated)
core assets amounting to 89.4 billion JPY recorded in the current fiscal year. In addition, a 60.2 billion JPY revaluation gain triggered by an update to previously recognized liabilities for pipeline compound SHP647 and certain associated rights ("SHP647") to reflect management’s decision to terminate the clinical trial program related to SHP647 upon the European Commission’s decision in May 2020 to release Takeda’s obligation to divest SHP647. The increase was partially offset by 12.7 billion JPY decrease in deferred gain due to an impairment of intangible assets related to long-listed products business transferred to Teva Takeda Pharma Ltd, a business venture of Takeda and Teva Pharmaceutical Industries Ltd, recorded in the previous fiscal year.
Other Operating Expenses. Other Operating Expenses were 258.9 billion JPY, an increase of 10.2 billion JPY, or 4.1%, for the fiscal year ended March 31, 2021. The increase mainly includes a 72.9 billion JPY loss recognized for the current fiscal year from changes in the fair value of contingent consideration assets from the previous sale of XIIDRA, and a 65.2 billion JPY decrease in restructuring expenses mainly comprised of Shire integration costs as an offset of the increase. The change in the fair value of the assets associated with contingent consideration arrangements is driven by changes in assumptions related to the future sales of XIIDRA, including the impact from Novartis' withdrawal of the Marketing Authorisation Application in Europe.
Operating Profit. As a result of the above factors, Operating Profit increased by 408.9 billion JPY, or 407.2% for the fiscal year ended March 31, 2021 to 509.3 billion JPY.

Net Finance Expenses. Net Finance Expenses was 143.1 billion JPY in the current year, an increase of 5.9 billion JPY compared to the previous fiscal year. This increase was due primarily to 11.0 billion JPY lower derivative gain in financial income recognized on the warrant to purchase stocks of a company that went public in October 2019 compared to the previous fiscal year partially offset by decrease in net interest expense.

Share of Profit of Associates Accounted for Using the Equity Method. Share of Profit of Associates Accounted for Using the Equity Method was 0.1 billion JPY, an increase of 24.1 billion JPY compared to Share of Loss of Associates Accounted for Using the Equity Method of 24.0 billion JPY for the previous fiscal year, mainly due to a decrease of loss related to Takeda's shareholding ratio of impairment loss recognized by Teva Takeda Pharma Ltd. and a gain on equity investment held by Takeda Ventures, Inc. recorded for the current fiscal year. The impairment loss recognized by Teva Takeda Pharma Ltd. for the current fiscal year was recorded resulting from the reassessment of the recoverable amount of relevant assets triggered by the decision made to divest a part of its generics business and a manufacturing plant, as well as by a revision of forecast in the long-listed drug business.
Income Tax Benefit. Income tax benefit was 9.9 billion JPY for the fiscal year ended March 31, 2021, compared to income tax benefit of 105.0 billion JPY for the previous fiscal year. This was mainly due to higher pretax earnings in the current fiscal year, the recognition of a non-cash deferred tax benefit of 94.6 billion JPY as a result of the enactment of a new taxing regime in Switzerland (Swiss Tax Reform) in the previous fiscal year, and the tax impacts of divestitures. These unfavorable changes were partially offset by favorable mix of statutory earnings, tax benefits from the recognition of previously unrecognized deferred tax assets, and favorable audit settlements in the current fiscal year.
Net Profit for the Year. Net Profit for the Year increased by 331.9 billion JPY, or 749.3% for the fiscal year ended March 31, 2021 to 376.2 billion JPY.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2021 (Consolidated)
(iii) Underlying Results (April 1, 2020 to March 31, 2021)
Definition of Core and Underlying Growth
Takeda uses the concept of Underlying Growth for internal planning and performance evaluation purposes.

Underlying Growth compares two periods (fiscal quarters or years) of financial results under a common basis and is used by management to assess the business. These financial results are calculated on a constant currency basis using a full year plan rate and exclude the impacts of divestitures and other amounts that are unusual, non-recurring items or unrelated to our ongoing operations. Although these are not measures defined by IFRS, Takeda believes Underlying Growth is useful to investors as it provides a consistent measure of our performance.

Takeda uses "Underlying Revenue Growth", "Underlying Core Operating Profit Growth", and "Underlying Core EPS Growth" as key financial metrics.

Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures that occurred during the reported periods presented.

Underlying Core Operating Profit represents Core Operating Profit (as defined below) on a constant currency basis and further adjusted to exclude the impacts of divestitures that occurred during the reporting periods presented.

Underlying Core EPS represents net profit based on a constant currency basis, adjusted to exclude the impact of divestitures, items excluded in the calculation of Core EPS (as defined below), divided by the outstanding shares (excluding treasury shares) as of the end of the comparative period.

Core Operating Profit represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda’s core operations, such as purchase accounting effects and transaction related costs.

Core EPS represents net profit adjusted to exclude the impact of items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the average outstanding shares (excluding treasury shares) of the reporting periods presented.
Underlying Results

For the fiscal year ended March 31, 2021
Underlying Revenue Growth	+2.2%
Underlying Core Operating Profit Growth	+13.0%
Underlying Core Operating Profit Margin	30.2%
Underlying Core EPS Growth	+24.6%

Underlying Revenue Growth was 2.2% compared to the previous fiscal year. Underlying revenue attributable to Takeda’s 14 global brands* grew by 16.0%, despite negative impacts such as the NATPARA recall in the U.S. and a decline of off-patented products.
*    Takeda's 14 global brands
    GI: ENTYVIO, GATTEX/REVESTIVE, ALOFISEL

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2021 (Consolidated)
    Rare Diseases: NATPARA/NATPAR, ADYNOVATE/ADYNOVI, TAKHZYRO, ELAPRASE, VPRIV
    PDT Immunology: GAMMAGARD LIQUID/KIOVIG, HYQVIA, CUVITRU, HUMAN ALUBUMIN/FLEXBUMIN
    Oncology: NINLARO, ALUNBRIG

Underlying Revenue Growth by Therapeutic Area
GI	+14.4%
Rare Diseases	-2.3%
Rare Metabolic	+1.5%
Rare Hematology	-9.0%
Hereditary Angioedema	+10.1%
PDT Immunology	+9.8%
Oncology	+1.2%
Neuroscience	-1.8%
Other	-9.1%
Total	+2.2%
(Note) Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures. Please refer to 1. Financial Highlights for the Fiscal Year Ended March 31, 2021, (1) Business Performance, (ii) Consolidated Financial Results (April 1, 2020 to March 31, 2021), Revenue, for the revenue of each core therapeutic areas and sales of major products before underlying adjustments.
The impact of major non-recurring items and divestitures excluded to calculate Underlying Revenue:
•Net sales of XIIDRA, a treatment for dry eye disease, the divestiture of which was completed in July 2019, are excluded from the previous fiscal year.
•Revenue of select over-the-counter and non-core products in a number of Near East, Middle East and Africa countries is excluded from the previous fiscal year as the divestiture was completed in March 2020.
•Revenue of select over-the-counter and non-core products in Russia, Georgia, and a number of countries from within the Commonwealth of Independent States is excluded from the previous fiscal year as the divestiture was completed in March 2020.
•Revenue of select over-the-counter and non-core products in Asia Pacific is excluded from both the current fiscal year and the previous fiscal year as the divestiture was completed in November 2020.
•Revenue of select non-core products predominantly in Europe is excluded from both the current fiscal year and the previous fiscal year as the divestiture was completed in December 2020.
•Revenue of select over-the-counter and non-core products in Latin America is excluded from both the current fiscal year and the previous fiscal year as the divestiture was completed in January 2021.
•Net sales from TACHOSIL, a surgical patch, are excluded from both the current fiscal year and the previous fiscal year as the divestiture was completed in January 2021.

Underlying Core Operating Profit Growth was 13.0% compared to the previous fiscal year, reflecting cost synergies and lower spend from impacts of COVID-19 partially offset by lower Gross Profit due to decline in high-margin products sales including off-patent products.

Core Operating Profit for the current fiscal year, which excludes items unrelated to Takeda's core operations such as the integration of Shire related costs and non-cash expenses from purchase accounting, was 967.9 billion JPY.

Underlying Core Operating Profit Margin for the current fiscal year was 30.2%, an increase of 2.9 pp compared to the previous fiscal year.

Underlying Core EPS Growth was 24.6% compared to the previous fiscal year.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2021 (Consolidated)
(2) Consolidated Financial Position
Assets. Total Assets as of March 31, 2021 were 12,912.3 billion JPY, reflecting an increase of 91.2 billion JPY compared to the previous fiscal year-end. Cash and Cash Equivalents as well as Property, Plant and Equipment increased by 328.6 billion JPY and 67.5 billion JPY, respectively. These increases were partially offset by a decrease in Intangible Assets of 262.3 billion JPY mainly due to amortization and a decrease in Assets Held for Sale of 136.6 billion JPY mainly resulting from completing the divestitures in the current fiscal year.
Liabilities. Total Liabilities as of March 31, 2021 were 7,735.1 billion JPY, reflecting a decrease of 358.5 billion JPY compared to the previous fiscal year-end. Bonds and Loans decreased by 457.9 billion JPY to 4,635.4 billion JPY* primarily as a result of the repayment of loans, the redemption of bonds and the reduction in commercial paper drawings. This decrease was partially offset by an increase in Other Financial Liabilities (Current) of 152.3 billion JPY.
* The carrying amount of Bonds was 3,532.2 billion JPY and Loans was 1,103.2 billion JPY as of March 31, 2021. Breakdown of Bonds and Loans carrying amount is as follows.

Bonds:

Name of Bond (Face Value if Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount (Billion JPY)
Unsecured US dollar denominated senior notes (1,520 million USD)	June 2015	June 2022 ~ June 2045	168.0
Unsecured US dollar denominated senior notes (5,500 million USD)	September 2016	September 2023 ~ September 2026	577.4
Unsecured US dollar denominated senior notes (200 million USD)	July 2017	January 2022	22.1
Unsecured Euro denominated senior notes (5,250 million EUR)	November 2018	November 2022 ~ November 2030	678.0
Unsecured US dollar denominated senior notes (3,250 million USD)	November 2018	November 2023 ~ November 2028	357.3
Hybrid bonds (subordinated bonds)	June 2019	June 2079	497.5
Unsecured US dollar denominated senior notes (7,000 million USD)	July 2020	March 2030 ~ July 2060	768.1
Unsecured Euro denominated senior notes (3,600 million EUR)	July 2020	July 2027 ~ July 2040	463.8
Total			3,532.2

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2021 (Consolidated)
Loans:

Name of Loan (Face Value if Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount (Billion JPY)
Syndicated loans	April 2016	April 2023 ~ April 2026	200.0
Syndicated loans	April 2017	April 2027	113.5
Syndicated loans (1,500 million USD)	April 2017	April 2027	165.5
Japan Bank for International Cooperation (3,700 million USD)	January 2019	December 2025	409.0
Bilateral loans	March 2016 ~ April 2017	March 2023 ~ March 2026	210.0
Other			5.2
Total			1,103.2
In April 2020, the mandatory repayment of 10 billion JPY was made on USD and EUR syndicated loans in accordance with the underlying loan agreements. Following this, on July 9, 2020, Takeda issued unsecured U.S. dollar-denominated senior notes with an aggregate principal amount of 7,000 million USD and unsecured Euro-denominated senior notes with an aggregate principal amount of 3,600 million EUR. The proceeds from the offerings of these notes were efficiently deployed towards accelerating the repayment of syndicated loans of 3,250 million USD and 3,019 million EUR on July 10, 2020, together with the early redemption of unsecured senior notes with face values of 2,400 million USD and 1,250 million EUR on August 3, 2020 in advance of their original maturities of September 2021 and November 2020, respectively. In July 2020, 130 billion JPY in mandatory repayments of debt issued in July 2013 were made comprising 70 billion JPY in loans and 60 billion JPY in unsecured straight bonds. Additionally, in November 2020, a mandatory repayment of 1,000 million EUR in unsecured floating rate senior notes was made, the notes having been incurred in connection with the Shire Acquisition. Takeda further executed the early redemption of unsecured senior notes with face values of 2,450 million USD, comprising 1,250 million USD on February 26, 2021, 900 million USD on January 22, 2021, and 300 million USD on February 25, 2021 in advance of their original maturities of November 2021, September 2021 and January 2022, respectively. There was also a decrease of 144.0 billion JPY in commercial paper drawings in the year ended March 31, 2021.
Equity. Total Equity as of March 31, 2021 was 5,177.2 billion JPY, an increase of 449.7 billion JPY compared to the previous fiscal year-end. This was mainly due to an increase of 273.6 billion JPY in Other Components of Equity mainly due to fluctuation in currency translation adjustments reflecting the depreciation of yen as well as an increase of 139.9 billion JPY in Retained Earnings resulting from Net Profit for the Year partially offset by dividends payment of 283.7 billion JPY.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2021 (Consolidated)
(3) Consolidated Cash Flow
Billion JPY

	For the fiscal year ended March 31,
	2020	2021
Net cash from operating activities	669.8	1,010.9
Net cash from (used in) investing activities	292.1	393.5
Net cash from (used in) financing activities	(1,005.2)	(1,088.4)
Net increase (decrease) in cash and cash equivalents	(43.3)	316.1
Cash and cash equivalents at the beginning of the year	702.1	637.6
Effects of exchange rate changes on cash and cash equivalents	(21.8)	12.5
Net increase (decrease) in cash and cash equivalents resulting from a transfer to assets held for sale	0.6	—
Cash and cash equivalents at the end of the year	637.6	966.2
Net cash from operating activities was 1,010.9 billion JPY for the fiscal year ended March 31, 2021 compared to 669.8 billion JPY for the fiscal year ended March 31, 2020. The increase of 341.2 billion JPY was mainly due to a 331.9 billion JPY increase in net profit for the year. In addition, there was an increase in other financial liabilities of 166.2 billion JPY primarily attributable to an increase of deposits restricted to certain vaccines operations, and an increase of other favorable adjustments including a 95.1 billion JPY decrease in income tax benefit mainly due to an increase in deferred tax which is a non-cash expense. These increases were partially offset by an increase of unfavorable adjustments including a 213.2 billion JPY increase in gain on divestment of business and subsidiaries as well as an unfavorable impact of 111.5 billion JPY from decrease in inventories in the current fiscal year due to a decrease of the unwind of the fair value step up on acquired inventory recorded in relation to the Shire Acquisition.
Net cash from investing activities was 393.5 billion JPY for the fiscal year ended March 31, 2021 compared to 292.1 billion JPY for the fiscal year ended March 31, 2020. This increase of 101.4 billion JPY was mainly due to an increase in proceeds from sales of business of 68.8 billion JPY reflecting the sale of shares of Takeda Consumer Healthcare Company Ltd. and other non-core assets in the current fiscal year compared to the sale of XIIDRA in the previous fiscal year. There were also an increase in proceeds from sales and redemption of investments of 25.2 billion JPY and an increase in proceeds from sales of property, plant and equipment of 33.9 billion JPY. These increases were partially offset by other decreases including 34.6 billion JPY decrease due to an increase of acquisition of intangible assets.
Net cash used in financing activities was 1,088.4 billion JPY for the fiscal year ended March 31, 2021 compared to 1,005.2 billion JPY for the fiscal year ended March 31, 2020. This increase in net cash used of 83.1 billion JPY was mainly due to an increase in repayments of bonds and long-term loans of 950.6 billion JPY primarily resulting from early redemptions and repayments in the current fiscal year. The increase in net cash used were partially offset by an increase in proceeds from issuance of bonds and long-term loans of 683.3 billion JPY as a result of issuance of U.S. dollar-denominated senior notes 7,000 million USD and Euro-denominated senior notes 3,600 million EUR in the current fiscal year compared to 500.0 billion JPY issuance of hybrid bonds in the previous fiscal year. In addition, there was a favorable impact from short-term loans and commercial papers of 202.2 billion JPY primarily due to repayment of the short-term syndicated loans 500.0 billion JPY in June 2019, partially offset by a decrease in commercial paper drawings.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2021 (Consolidated)
(4) Impact of the Spread of the Novel Coronavirus Infectious Disease (COVID-19) and Takeda’s Initiatives in Response
(i) Impact of COVID-19 on Takeda’s Operations and Financial Condition
It has now been more than a year since the COVID-19 pandemic began, and Takeda continues to respond and provide industry support in a number of ways. While vaccines are becoming more broadly available, we continue to strictly adhere to local public health guidance across our geographies in addition to the existing protocols we have had in place over the past year, and monitor any potential impacts of effects of COVID-19 on our business activities.
In monitoring demand for our products, we have seen limited impact to date as many of our medicines are for severe chronic or life-threatening diseases, without the requirement of a hospital elective procedure. In terms of our global supply chain, based on current assessments, we have not yet seen, nor do we anticipate, any material potential supply distribution issues due to the COVID-19 outbreak.
During the year, we have continued voluntary suspensions of certain business activities, including business travel, attending industry events, and holding company-sponsored events.
In the early stages of the global pandemic, we placed a temporary pause on the initiation of new clinical trial studies, with the exception of CoVIg-19, the investigational plasma-derived therapy for COVID-19. At the same time, for studies already ongoing, we temporarily paused the activation of new study sites and new patient enrollment with a small number of exceptions. This was a short-term action and we have now resumed most of our trial activities.
While we do anticipate some delays on some studies, we anticipate that we will regain this time as studies restart. We are closely monitoring the situation on a per-study level, down to each country and site in the event that we need to temporarily pause studies again due to the impact of COVID-19.
As we continue to monitor developments in the financial markets, we currently do not anticipate any material liquidity or funding-related issues.

(ii) Takeda’s Initiatives to Mitigate the Impact of COVID-19
Guided by our values, Takeda's response to COVID-19 continues to focus on protecting the health and safety of our employees, our ability to ensure our medicines are available to patients who rely on them and playing our part to reduce transmission and support the communities where our employees live and work.
In order to address the issues relating to COVID-19, in January 2020 we activated a Global Crisis Management Committee (GCMC), who along with the support of internal and external experts has guided Takeda’s response to the pandemic. This includes the development of employee guidance, support resources, and implementing enhanced infection control and workplace case management protocols across our essential operations. The GCMC have also developed comprehensive workplace readiness checklists to support a safe and gradual return to office workplaces where this is possible.
With regards to measures to safeguard employees, we continue to enforce work from home policies and provide enhanced technology to support such initiatives. We have applied our telework guidance broadly to our global employees including as many of our customer-facing employees as possible, especially those who interact with health care professionals. For our employees who are required to continue to work on-site in our manufacturing, laboratory, and BioLife plasma donation facilities, we have implemented enhanced safety measures to mitigate the spread of the virus.
Our GCMC and a dedicated Return to the Workplace Team developed guidance on how to configure our "new workplace" to limit the introduction and transmission of the COVID-19 virus while maintaining and even strengthening our operations. Plans have been tailored to each country and are based on the science, epidemiology, and relevant local public health context, but also follow common principles and requirements such as compliance

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2021 (Consolidated)
with local government and public health regulations; workplace readiness including necessary infection prevention measures like face coverings and physical distancing; reduced population density; enhanced infection control protocols; employee-specific circumstances; and a careful, stepwise approach.
In terms of our post-COVID workplace strategy, we do not intend to have one single strategy or policy. Instead, we have created core principles, designed guidance and toolkits to help Takeda leaders determine and implement the best working environment strategy for their teams.
We have continued to suspend all non-essential international travel and large external meetings until further notice, while monitoring the situation on an ongoing basis.
Our field force are resuming a small number of face-to-face engagements with customers, with the majority of all interactions still virtual. Where we are engaging face-to-face, it is only with the agreement of healthcare providers and employees follow strict infection prevention protocols set out by both Takeda and any additional public health and customer requirements.
Takeda has aided the COVID-19 response through donations, including approximately US$25 million to non-profit organizations including the Red Cross and United Nations-led organizations (World Food Programme (WFP), United Nations Population Fund (UNFPA), and International Atomic Energy Agency (IAEA)), while also providing in-kind donations and matching employee donations.
In order to maintain business continuity, we are managing levels of inventory, including assessing alternative suppliers for the production of our medicines, to secure product supply continuity for patients. This strategy is generally applied across our global supply chain for key starting materials, excipients, raw materials, APIs, and finished products. We are tracking the situation as it evolves and will take all necessary actions in an effort to ensure supply continuity for the people we serve.
In R&D, where possible, Takeda has implemented solutions such as direct-to-patient delivery of study medicines and the re-evaluation of trial design to account for potential disruptions. We continue to assess and build out digital technologies to enable remote monitoring of patients enrolled in clinical trials.
The CoVIg-19 Plasma Alliance is one example of Takeda’s initiatives to develop potential therapies to combat COVID-19. In April 2020, Takeda and CSL Behring co-founded the Alliance with other leading global and regional manufacturers of plasma-derived therapies. Together, the Alliance members collaborated to develop and manufacture an investigational non-branded plasma-derived hyperimmune globulin (H-Ig) medicine, referred to as CoVIg-19 for adults hospitalized with COVID-19 at risk for serious complications. The H-Ig was evaluated in a multi-national Phase 3 clinical trial funded by the National Institute of Allergy and Infectious Disease (NIAID) of the U.S. National Institutes of Health (NIH) that was completed in March 2021. While the clinical trial did not meet its endpoints, the program may contribute to a growing understanding of this challenging virus and strategies for patient care. Following the outcome of the trial, the CoVIg-19 Plasma Alliance's work now concludes.
In addition to the CoVIg-19 Plasma Alliance, Takeda has undertaken a number of efforts to help the world respond to COVID-19, including the evaluation of a number of our marketed products and pipeline compounds for efficacy against the COVID-19 virus and participation in global research collaborations.
Takeda has also announced two partnerships to bring COVID-19 vaccines to Japan. The first partnership is with Novavax, for the development, manufacturing and commercialization of its COVID-19 vaccine candidate NVX CoV2373 (development code in Japan: TAK-019) in Japan. The second partnership is with Moderna and the Government of Japan’s Ministry of Health Labour & Welfare (MHLW) to import and distribute its COVID-19 vaccine candidate mRNA-1273 (development code in Japan: TAK-919) in Japan. In May 2021, Takeda announced positive interim results from the phase 1/2 immunogenicity and safety clinical trial of TAK-919 in Japan have been submitted to the Japan Pharmaceuticals and Medical Devices Agency (PMDA). Additionally, Takeda has also announced a mutual agreement with IDT Biologika GmbH (IDT) to utilize capacity at IDT previously reserved for Takeda’s dengue vaccine candidate to manufacture the single-shot COVID-19 vaccine developed by Janssen Pharmaceutical Companies of Johnson & Johnson.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2021 (Consolidated)

(iii) Business risks associated with the continued global spread of COVID-19
Depending on the severity and duration of the impacts resulting from COVID-19 pandemic, and despite our various efforts, we may experience further adverse effects on our business including, but not limited to, disruptions to our ability to procure raw materials or to supply products, additional disruptions to our clinical trial programs, or disruptions to our ability to observe regulations applicable to us. Many regions worldwide are still experiencing waves of the COVID-19 pandemic, and it remains unclear how long the pandemic and measures intended to stop or slow its spread will last. In addition, vaccine availability continues to roll out in phases across the globe. Even if the global spread of COVID-19 is slowed or halted, the effects may continue to affect our business, financial condition and results of our operations for a potentially extended period of time. It is unclear what the medium-term financial implications of the COVID-19 pandemic will be, particularly with respect to those which may arise from issues such as rising unemployment, changes in payer mix, and the possibility of the introduction of government initiatives to reduce healthcare spending.
We will continue to closely monitor the situation and take necessary measures to minimize any future business risks.

(iv) FY2020 financial impact from COVID-19
While the overall impact of the global spread of COVID-19 on Takeda’s consolidated financial results for the fiscal year ended March 31, 2021 was not material, there were adverse effects on the revenue due to COVID-19 observed in certain therapeutic areas, especially Neuroscience in which stay-at-home restrictions reduced patient visits to medical care providers. This trend fluctuated throughout the fiscal year. These adverse impacts have been partially offset by benefits from prescribing trends during the pandemic, such as an expansion of certain products with a more convenient administration profile that was observed in the early phase of the outbreak. With regard to operating expenses, voluntary suspension of certain business activities such as business travel and events in response to COVID-19 led to lower spending. As a result of these factors, the impact of the global spread of COVID-19 on Takeda’s profit was immaterial.

(v) FY2021 anticipated financial impact from COVID-19 and assumptions used for the financial forecast
Please refer to 1. Financial Highlights for the Fiscal Year Ended March 31, 2021, (5) Outlook for the Fiscal Year Ending March 31, 2022.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2021 (Consolidated)
(5) Outlook for the Fiscal Year Ending March 31, 2022
The full year consolidated reported forecast for fiscal 2021 is as below:
Full Year Reported Forecast for the Fiscal Year Ending March 31, 2022 (FY2021)

			Billion JPY or percentage
	FY2020	FY2021	Change over the previous year
Revenue	3,197.8	3,370.0	+172.2	+5.4%
Operating profit	509.3	488.0	(21.3)	(4.2)%
Profit before tax	366.2	352.0	(14.2)	(3.9)%
Net profit for the year (attributable to owners of the Company)	376.0	250.0	(126.0)	(33.5)%
EPS (JPY)	240.72	159.91	(80.81)	(33.6)%
Core Operating Profit	967.9	930.0	(37.9)	(3.9)%
Core EPS (JPY)	420	394	(26)	(6.2)%

[Revenue]
Takeda expects FY2021 revenue to be 3,370.0 billion JPY, an increase of 172.2 billion JPY or +5.4% from FY2020, with business momentum of Takeda’s 14 global brands and the one-time gain from the sale of a portfolio of diabetes products in Japan* fully offsetting impacts from divestitures. Within Takeda’s five key business areas, we expect continued growth from products such as ENTYVIO and GATTEX/REVESTIVE in Gastroenterology, NINLARO, ADCETRIS and ALUNBRIG in Oncology, and VYVANSE and TRINTELLIX in Neuroscience. In the Rare Disease business area, we expect TAKHZYRO to further expand as a prophylaxis treatment for Hereditary Angioedema, and in PDT Immunology we expect both immunoglobulin and albumin products to contribute with strong growth.

* In April 2021, Takeda completed the sale of diabetes portfolio in Japan to Teijin Pharma Limited for 133.0 billion JPY. This one-time gain will be recorded as revenue, however, as it relates to the divestiture of non-core assets, there will be no impact on Core Operating Profit or Core EPS.
[Operating Profit & Core Operating Profit]
Core Operating Profit is expected to decrease by 37.9 billion JPY, or 3.9%, to 930.0 billion JPY, reflecting a significant increase in R&D expenses to support Takeda's innovative pipeline.
Operating Profit is expected to be 488.0 billion JPY, a decrease of 21.3 billion JPY, or 4.2% broadly due to the same reason as Core Operating Profit decline, resulting from incremental R&D spend. In FY2020, Takeda recorded one-time divestiture gains in the aggregate amount of 228.9 billion JPY, but the impact on year-on-year growth is expected to be offset by lower purchase accounting expenses and integration costs, and recognition of one-time divestiture gains in FY2021.
[Net profit for the year (attributable to owners of the Company)]
Net profit for the year (attributable to owners of the Company) is expected to be 250.0 billion JPY, a decrease of 126.0 billion JPY, or 33.5%. We anticipate the effective tax rate to increase by approximately 32%, mainly due to Japan restructuring loss benefits we had in FY2020, that are not expected to be incurred in FY2021.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2021 (Consolidated)
Major assumptions used in preparing the FY2021 Reported Forecast

		Billion JPY or percentage
	FY2020	FY2021
FX rates	1 USD = 106 JPY 1 Euro = 123 JPY 1 RUB = 1.4 JPY 1 BRL = 19.6 JPY 1 CNY = 15.5 JPY	1 USD = 108 JPY 1 Euro = 131 JPY 1 RUB = 1.4 JPY 1 BRL = 19.9 JPY 1 CNY = 16.8 JPY
R&D expenses	(455.8)	(522.0)
Amortization of intangible assets associated with products	(405.3)	(406.0)
Of which Shire acquisition related	(319.5)	(328.0)
Impairment of intangible assets associated with products	(16.6)	(50.0)
Other operating income	318.0	23.0
Other operating expenses	(258.9)	(100.0)
Japan diabetes portfolio divestiture gain	—	130.0
Other Core Operating Profit adjustments	(95.9)	(39.0)
Of which Shire acquisition related to unwind of inventories step-up	(79.4)	(31.1)
Finance income/expenses	(143.1)	(130.0)
Free cash flow (including announced divestitures)	1,237.8	600.0-700.0
Capital expenditures (cash flow base)	(236.5)	(210.0 - 260.0)
Depreciation and amortization (excluding intangible assets associated with products)	(152.6)	(150.0)
Cash tax rate on adjusted EBITDA (excluding divestitures)	~16%	Mid-teen%
Management Guidance*
We expect business momentum to continue into FY2021, with an outlook for strong underlying growth.

FY2021
Underlying Revenue Growth	Mid-single-digit growth
Underlying Core Operating Profit Growth	Mid-single-digit growth
Underlying Core Operating Profit Margin	~30% margin
Underlying Core EPS Growth	Mid-single-digit growth
* Please refer to section 1. (1) (iii) Underlying Results (April 1, 2020 to March 31, 2021), Definition of Core and Underlying Growth.

Other assumptions used in preparing the FY2021 Reported Forecast and the Management Guidance
•To date, Takeda has not experienced a material effect on its financial results as a result of the global spread of the novel coronavirus infectious disease (COVID-19). Based on currently available information, Takeda believes that its financial results for FY2021 will not be materially affected by COVID-19 and, accordingly, Takeda's FY2021 forecast reflects this belief. However, the situation surrounding COVID-19 remains highly fluid, and future COVID-19-related developments in FY2021, including new or additional COVID-19 outbreaks and additional or extended lockdowns, shelter-in-place orders or other government action in major markets, could result in further or more serious disruptions to Takeda’s business, such as slowdowns in demand for Takeda’s products, supply chain related issues or significant delays in its clinical trial programs. These events, if they occur, could result in an additional impact on Takeda’s business, results of operations or financial condition, as well as result in significant deviations from Takeda’s FY2021 forecast.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2021 (Consolidated)
•Takeda expects at least one 505(b)2 competitor for subcutaneous VELCADE to launch in the U.S. around mid FY2021.
•Takeda does not expect to restart sales of NATPARA in the U.S. market in FY2021.
•The forecast and the guidance do not include the impact of any potential further divestitures beyond what has already been disclosed by Takeda.

Forward looking statements
All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, the Company will disclose it in a timely manner.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2021 (Consolidated)
(6) Capital Allocation Policy and Dividends for the Fiscal Year Ended March 31, 2021 and Ending March 31, 2022
(i) Capital Allocation Policy
Takeda is delivering on its financial commitments and has a strong cash flow outlook driven by business momentum, cost synergies, and non-core asset divestitures. Guided by our values and our commitment to Patients, People and Planet, we will allocate capital to maximize value for patients and shareholders.
Takeda's policy in the allocation of capital is as follows:
• Invest in growth drivers;
• Deleverage rapidly; and
• Shareholder returns.
In respect of "Invest in growth drivers", Takeda makes disciplined and focused investments in value-creating business opportunities including R&D, new product launches, including in China, and plasma-derived therapies. With regards to "Deleverage rapidly", Takeda is targeting a 2x (i.e. “low-twos”) net debt/adjusted EBITDA ratio within fiscal years ending March 2022 - March 2024 and has committed to maintaining solid investment grade credit ratings. In respect of "Shareholder returns", Takeda maintains its well-established dividend policy of 180 yen per share annually. We expect underlying growth momentum to continue over the mid-term.

(ii) Dividend
Takeda is strongly committed to shareholder returns with the dividend as a key component.
[FY2020] 180 yen per share
Year-end dividend per share: 90 yen
Together with the interim dividend of 90 yen per share, the annual dividend will be 180 yen per share.
[FY2021 guidance] 180 yen per share

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2021 (Consolidated)
2. Management Policy
This discussion and analysis contains forward-looking statements based on the current assumptions as of March 31, 2021.
(1)Basic Management Policy
Purpose
Takeda exists to create “better health for people, brighter future for the world.”
Values
We are guided by our values, which incorporate Integrity, Fairness, Honesty and Perseverance, with Integrity at the core. They are brought to life through actions based on Patient-Trust-Reputations-Business, in that order.
Vision
Our vision is to “discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet.”
Imperatives
We honor our responsibility to patients, colleagues and other stakeholders as well as the communities where we operate. Our imperatives help us realize our vision and purpose.
Patient
•We responsibly translate science into highly innovative, life-changing medicines and vaccines, and accelerate access to improve lives worldwide.
People
•We create an exceptional people experience.
Planet
•We protect our planet.
Data and Digital
•Unleash the power of data and digital.
(2) Business Environment, Mid- to Long-Term Business Strategy and Issues to Be Addressed
In the global pharmaceutical industry, the pace of innovation is quicker than ever, with the recent introduction of a number of new medical technologies such as immunotherapies in oncology, and cell and gene therapy. While such medical innovation has improved healthcare outcomes, escalating research and development ("R&D") costs associated with developing innovative biopharmaceuticals, combined with rapidly aging populations, has posed financial challenges to healthcare systems around the world. Consequently, payers are becoming increasingly selective in determining which treatments will be reimbursed. National governments are promoting generic and biosimilar alternatives, and are increasing downward pressure on drug prices. On the other hand, many unmet medical needs still exist. The roles expected of R&D-driven pharmaceutical companies are expanding to include improving the affordability of medicines for patients and maintaining sustainable healthcare systems.
Amid such a business environment, Takeda has been on a transformation journey, focused on becoming an agile, values-based, R&D-driven global biopharmaceutical company well positioned to deliver innovative medicines and transformative care to patients around the world. With the Shire Acquisition completed in January 2019, we have taken a major step in this transformation. The Shire Acquisition enhanced Takeda’s competitiveness among the leading global pharmaceutical companies, creating a combined company with an improved balance of geographic footprint and the scale to be competitive in key markets such as the U.S. Revenue in the U.S. has increased to almost half of the consolidated revenue. It also strengthened Takeda’s presence in the areas of gastroenterology ("GI") and neuroscience, and provided leading positions in rare diseases and plasma-derived therapies. It also contributed to a highly complementary, robust, modality-diverse pipeline and a strengthened R&D engine focused

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2021 (Consolidated)
on innovation. In terms of financial benefits, the Shire Acquisition enhanced Takeda’s cash flow profile, increasing our capacity to invest in rapidly advancing medical technologies, while reinforcing our commitment to deliver returns to shareholders.
The integration of Shire has been essentially completed and in a manner consistent with Takeda’s core values, led by a diverse and experienced management team. We are now operating as "One Takeda," focused on delivering long-term value to patients, society, and shareholders.
In order to manage the execution of our strategy in each region, Takeda has organized its operations into four regional business units: the United States, Japan, Europe & Canada, and a Growth and Emerging Markets region comprised of China, Latin America, the Middle East and Africa, Asia Pacific, and Russia and the Commonwealth of Independent States. This local-centricity within the global organization gives Takeda the agility to respond to the needs of each region, such as access and affordability of our medicines. In addition to the four regional business units, Takeda also has specialty business units in Oncology, Vaccines, and Plasma-Derived Therapies, which are responsible for the end-to-end management of these highly specialized business areas.
Takeda will continue to engage in the following three strategic priorities to drive sustainable mid- to long-term growth.
1) Business Area Focus
A focus on five key business areas: GI, rare diseases, plasma-derived therapies, oncology, and neuroscience.
2) R&D Engine
As a patient-focused and science-driven company, Takeda strives to translate science into highly innovative life-changing medicines. We have built an R&D engine based on therapeutic area focus, a leading partnership model, and investment in novel mechanisms and capabilities. We focus our efforts on four therapeutic areas within innovative biopharma: oncology, rare genetics and hematology, neuroscience and gastroenterology. We also make targeted R&D investment in plasma-derived therapies and vaccines.
Fiscal year 2021 is a year of inflection for Takeda’s pipeline as we begin to see the fruits of our R&D transformation efforts. Up to 6 new molecular entity (NME) regulatory submissions are anticipated by the end of the fiscal year 2021, with potential for 4 approvals. Takeda also expects 7 NMEs to be in pivotal studies across 10 indications by the end of the fiscal year 2021. We have made significant progress in transforming the pipeline in recent years, and we are raising our investment in fiscal year 2021 in order to maximize the potential in the pipeline.
3) Financial Strength
Takeda’s financial strength involves a focus on driving margin expansion in the mid-to long-term and generating cash flow to invest in the business, deleverage rapidly, and return cash to shareholders.
We are targeting a 2x (i.e. "low-twos") net debt/adjusted EBITDA ratio within the fiscal years ending March 2022 to March 2024. To accelerate our progress towards this target, we have been pursuing and executing select disposals, with a target of divesting approximately $10 billion of non-core assets. Takeda has announced 12 deals since January 2019 and completed most sales with the goal of $10 billion achieved.
When tracking its financial performance for internal planning and performance evaluation purposes, Takeda uses the concept of Underlying Growth. Underlying Growth compares two periods of financial results which are calculated by excluding the impacts of divestitures and other amounts or those unrelated to our ongoing operations, using a constant currency basis. Takeda believes including Underlying Growth can provide investors with additional information as it compares performance of business activities under a common basis.

Other Priorities

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2021 (Consolidated)
In addition to the above-mentioned strategic priorities, our top priority during the outbreak of COVID-19 is to do all we can to protect the health of our employees, those who work alongside them, their families and our communities, while making sure our medicines and services continue to reach patients who rely on them. For the details of Takeda’s initiatives, please refer to 1. Financial Highlights (4) Impact of the Spread of the Novel Coronavirus Infectious Disease (COVID-19) and Takeda’s Initiatives in Response.
Takeda is also committed to purpose-led sustainability. As one of the global biopharmaceutical companies, Takeda fully understands its responsibilities to patients, employees, shareholders, payers, regulators and governments, as well as the communities where we operate. We can only earn the acceptance, respect and trust of society if we take these Environmental, Social and Governance (ESG) responsibilities seriously.

We conducted a comprehensive materiality assessment in FY2019 to identify which nonfinancial issues are strategically important to our company and stakeholders. We incorporated the results of this assessment into our corporate philosophy. Embedding material topics into our overall business operations and strategy ensures that we allocate resources and make choices to contribute solutions to meeting global challenges.

For example, as part of Takeda’s commitment to environmental stewardship Takeda announced it will achieve carbon neutrality across its value chain by 2040 by eliminating all greenhouse gas (GHG) emissions from its operations (Scope 1 and Scope 2), working with its suppliers to significantly reduce their emissions (Scope 3), and addressing any remaining Scope 3 emissions through verified carbon offsets. Takeda achieved carbon neutrality across its value chain for FY19 through continuous focus on internal energy conservation measures, procurement of green energy and investment in renewable energy certificates and high-quality, verified carbon offsets.

Additionally, Takeda is committed to having a workforce as diverse as the communities and patients it serves. Takeda believes that diversity, equity and inclusion (DE&I) are nonnegotiable – not only within the company, but also in the communities where we operate and serve patients. Our ambition is to drive positive change by promoting and improving diversity, equity and inclusion. Globally, we launched our first ever Global DE&I Council, led by members of the Takeda executive team, and also have an interview series with Takeda leaders on unconscious bias and opportunities to help ensure more diverse, equitable and inclusive workplaces.

Takeda’s ESG commitment – including its Access to Medicines strategy and Global Corporate Social Responsibility Program – is evident through recognition by many benchmark ESG indices. For instance, Takeda has earned an industry-leading position within the 2021 Access to Medicine (AtM) Index published in January 2021. Takeda achieved notable, high scores in all three technical areas evaluated by the Index, including being ranked first in Governance of Access. Takeda also demonstrated strong performance in the areas of health system strengthening, compliance and R&D capacity building.
3. Basic Approach to the Selection of Accounting Standards
Takeda has been applying International Financial Reporting Standards ("IFRS") since the fiscal year ended March 31, 2014 with the aim of improving the comparison of financial information with global pharmaceutical companies, increasing financing options, and allowing Takeda to unify accounting treatment across the group.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2021 (Consolidated)
4. Consolidated Financial Statements [IFRS] and Major Notes
(1) Consolidated Statements of Profit or Loss

	JPY (millions)
	For the year ended March 31,
	2020	2021
Revenue	3,291,188	3,197,812
Cost of sales	(1,089,764)	(994,308)
Selling, general and administrative expenses	(964,737)	(875,663)
Research and development expenses	(492,381)	(455,833)
Amortization and impairment losses on intangible assets associated with products	(455,420)	(421,864)
Other operating income	60,213	318,020
Other operating expenses	(248,691)	(258,895)
Operating profit	100,408	509,269
Finance income	27,831	105,521
Finance expenses	(165,006)	(248,631)
Share of profit (loss) of investments accounted for using the equity method	(23,987)	76
Profit (loss) before tax	(60,754)	366,235
Income tax benefit	105,044	9,936
Net profit for the year	44,290	376,171
Attributable to:
Owners of the Company	44,241	376,005
Non-controlling interests	49	166
Net profit for the year	44,290	376,171
Earnings per share (JPY)
Basic earnings per share	28.41	240.72
Diluted earnings per share	28.25	238.96

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2021 (Consolidated)
(2) Consolidated Statements of Comprehensive Income

	JPY (millions)
	For the year ended March 31,
	2020	2021
Net profit for the year	44,290	376,171
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	(3,512)	61,866
Remeasurement of defined benefit pension plans	(6,398)	4,866
	(9,910)	66,732
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(207,072)	309,304
Cash flow hedges	(25,689)	(45,345)
Hedging cost	(857)	(9,147)
Share of other comprehensive loss of investments accounted for using the equity method	(181)	(299)
	(233,799)	254,513
Other comprehensive income (loss) for the year, net of tax	(243,709)	321,245
Total comprehensive income (loss) for the year	(199,419)	697,416
Attributable to:
Owners of the Company	(199,569)	697,202
Non-controlling interests	150	214
Total comprehensive income (loss) for the year	(199,419)	697,416

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2021 (Consolidated)
(3) Consolidated Statements of Financial Position

	JPY (millions)
	As of March 31, 2020	As of March 31, 2021
ASSETS
Non-current assets:
Property, plant and equipment	1,386,370	1,453,917
Goodwill	4,012,528	4,033,917
Intangible assets	4,171,361	3,909,106
Investments accounted for using the equity method	107,334	112,468
Other financial assets	262,121	235,882
Other non-current assets	103,846	100,341
Deferred tax assets	308,102	353,769
Total non-current assets	10,351,662	10,199,400
Current assets:
Inventories	759,599	753,881
Trade and other receivables	757,005	783,091
Other financial assets	15,822	36,598
Income taxes receivable	27,916	29,623
Other current assets	114,196	122,789
Cash and cash equivalents	637,614	966,222
Assets held for sale	157,280	20,689
Total current assets	2,469,432	2,712,893
Total assets	12,821,094	12,912,293

LIABILITIES AND EQUITY
LIABILITIES
Non-current liabilities:
Bonds and loans	4,506,487	4,613,218
Other financial liabilities	399,129	517,677
Net defined benefit liabilities	156,617	158,857
Income taxes payable	54,932	33,690
Provisions	37,605	38,748
Other non-current liabilities	52,793	56,898
Deferred tax liabilities	710,147	542,852
Total non-current liabilities	5,917,710	5,961,940
Current liabilities:
Bonds and loans	586,817	22,153
Trade and other payables	318,816	343,838
Other financial liabilities	95,706	248,053
Income taxes payable	182,738	145,203
Provisions	405,245	471,278
Other current liabilities	499,386	542,651
Liabilities held for sale	87,190	—
Total current liabilities	2,175,898	1,773,176
Total liabilities	8,093,608	7,735,116

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2021 (Consolidated)

	JPY (millions)
	As of March 31, 2020	As of March 31, 2021
EQUITY
Share capital	1,668,123	1,668,145
Share premium	1,680,287	1,688,424
Treasury shares	(87,463)	(59,552)
Retained earnings	1,369,972	1,509,906
Other components of equity	92,564	366,114
Equity attributable to owners of the company	4,723,483	5,173,037
Non-controlling interests	4,003	4,140
Total equity	4,727,486	5,177,177
Total liabilities and equity	12,821,094	12,912,293

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2021 (Consolidated)
(4) Consolidated Statements of Changes in Equity

	JPY (millions)
	Equity attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2019	1,643,585	1,650,232	(57,142)	1,595,431	299,128	46,380
Cumulative effects of changes in accounting policies				(512)
Restated opening balance	1,643,585	1,650,232	(57,142)	1,594,919	299,128	46,380
Net profit for the year				44,241
Other comprehensive income (loss)					(207,280)	(3,586)
Comprehensive income (loss) for the year	—	—	—	44,241	(207,280)	(3,586)
Transactions with owners:
Issuance of new shares	24,538	24,538
Acquisition of treasury shares			(52,750)
Disposal of treasury shares		(0)	1
Dividends				(282,693)
Transfers from other components of equity				13,505		(19,903)
Share-based compensation		29,122
Exercise of share-based awards		(23,605)	22,428
Total transactions with owners	24,538	30,055	(30,321)	(269,188)	—	(19,903)
As of March 31, 2020	1,668,123	1,680,287	(87,463)	1,369,972	91,848	22,891

	Equity attributable to owners of the Company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total	Total	Non-controlling interests	Total equity
As of April 1, 2019	2,959	1,412	—	349,879	5,181,985	4,006	5,185,991
Cumulative effects of changes in accounting policies				—	(512)		(512)
Restated opening balance	2,959	1,412	—	349,879	5,181,473	4,006	5,185,479
Net profit for the year				—	44,241	49	44,290
Other comprehensive income (loss)	(25,689)	(857)	(6,398)	(243,810)	(243,810)	101	(243,709)
Comprehensive income (loss) for the year	(25,689)	(857)	(6,398)	(243,810)	(199,569)	150	(199,419)
Transactions with owners:
Issuance of new shares				—	49,076		49,076
Acquisition of treasury shares				—	(52,750)		(52,750)
Disposal of treasury shares				—	1		1
Dividends				—	(282,693)	(153)	(282,846)
Transfers from other components of equity			6,398	(13,505)	—		—
Share-based compensation				—	29,122		29,122
Exercise of share-based awards				—	(1,177)		(1,177)
Total transactions with owners	—	—	6,398	(13,505)	(258,421)	(153)	(258,574)
As of March 31, 2020	(22,730)	555	—	92,564	4,723,483	4,003	4,727,486

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2021 (Consolidated)

	JPY (millions)
	Equity attributable to owners of the Company
					Other components of equity
	Share capital	Share premium	Treasury shares	Retained earnings	Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2020	1,668,123	1,680,287	(87,463)	1,369,972	91,848	22,891
Net profit for the year				376,005
Other comprehensive income (loss)					308,950	61,873
Comprehensive income (loss) for the year	—	—	—	376,005	308,950	61,873
Transactions with owners:
Issuance of new shares	22	22
Acquisition of treasury shares			(2,141)
Disposal of treasury shares		(0)	2
Dividends				(283,718)
Transfers from other components of equity				47,647		(42,781)
Share-based compensation		37,663
Exercise of share-based awards		(29,548)	30,050
Total transactions with owners	22	8,137	27,911	(236,071)	—	(42,781)
As of March 31, 2021	1,668,145	1,688,424	(59,552)	1,509,906	400,798	41,983

	Equity attributable to owners of the Company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total	Total	Non-controlling interests	Total equity
As of April 1, 2020	(22,730)	555	—	92,564	4,723,483	4,003	4,727,486
Net profit for the year				—	376,005	166	376,171
Other comprehensive income (loss)	(45,345)	(9,147)	4,866	321,197	321,197	48	321,245
Comprehensive income (loss) for the year	(45,345)	(9,147)	4,866	321,197	697,202	214	697,416
Transactions with owners:
Issuance of new shares				—	44		44
Acquisition of treasury shares				—	(2,141)		(2,141)
Disposal of treasury shares				—	2		2
Dividends				—	(283,718)	(77)	(283,795)
Transfers from other components of equity			(4,866)	(47,647)	—		—
Share-based compensation				—	37,663		37,663
Exercise of share-based awards				—	502		502
Total transactions with owners	—	—	(4,866)	(47,647)	(247,648)	(77)	(247,725)
As of March 31, 2021	(68,075)	(8,592)	—	366,114	5,173,037	4,140	5,177,177

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2021 (Consolidated)
(5) Consolidated Statements of Cash Flows

	JPY (millions)
	For the year ended March 31,
	2020	2021
Cash flows from operating activities:
Net profit for the year	44,290	376,171
Depreciation and amortization	583,649	559,671
Impairment losses	101,882	25,452
Equity-settled share-based compensation	29,122	37,663
Change in estimate of liabilities related to SHP647	—	(60,179)
Gain on sales and disposal of property, plant and equipment	(990)	(2,109)
Gain on divestment of business and subsidiaries	(16,755)	(229,993)
Loss on liquidation of foreign operations	399	—
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net	(18,387)	59,277
Finance (income) and expenses, net	137,175	143,110
Share of loss (profit) of investments accounted for using the equity method	23,987	(76)
Income tax benefit	(105,044)	(9,936)
Changes in assets and liabilities:
Increase in trade and other receivables	(34,826)	(9,316)
Decrease in inventories	137,492	25,978
Increase (decrease) in trade and other payables	(29,932)	36,620
Increase in provisions	21,938	49,099
Increase in other financial liabilities	7,158	173,400
Other, net	15,362	37,786
Cash generated from operations	896,520	1,212,618
Income taxes paid	(234,612)	(235,801)
Tax refunds and interest on tax refunds received	7,844	34,114
Net cash from operating activities	669,752	1,010,931
Cash flows from investing activities:
Interest received	11,487	1,105
Dividends received	1,382	387
Acquisition of property, plant and equipment	(127,082)	(111,206)
Proceeds from sales of property, plant and equipment	12,578	46,453
Acquisition of intangible assets	(90,628)	(125,262)
Acquisition of investments	(7,551)	(12,596)
Proceeds from sales and redemption of investments	49,402	74,604
Acquisition of businesses, net of cash and cash equivalents acquired	(4,890)	—
Proceeds from sales of business, net of cash and cash equivalents divested	461,546	530,388
Other, net	(14,125)	(10,343)
Net cash from investing activities	292,119	393,530

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2021 (Consolidated)

	JPY (millions)
	For the year ended March 31,
	2020	2021
Cash flows from financing activities:
Net decrease in short-term loans and commercial papers	(351,223)	(149,043)
Proceeds from issuance of bonds and long-term loans	496,190	1,179,515
Repayments of bonds and long-term loans	(701,057)	(1,651,706)
Payments for settlement of forward rate agreement related to bonds	—	(34,830)
Acquisition of treasury shares	(3,737)	(2,141)
Interest paid	(127,211)	(107,350)
Dividends paid	(282,582)	(283,357)
Acquisition of non-controlling interests	(1,700)	—
Repayments of lease liabilities	(30,000)	(39,270)
Other, net	(3,893)	(172)
Net cash used in financing activities	(1,005,213)	(1,088,354)
Net increase (decrease) in cash and cash equivalents	(43,342)	316,107
Cash and cash equivalents at the beginning of the year
(Consolidated statements of financial position)	702,093	637,614
Cash and cash equivalents reclassified back from assets held for sale	629	—
Cash and cash equivalents at the beginning of the year	702,722	637,614
Effects of exchange rate changes on cash and cash equivalents	(21,766)	12,501
Cash and cash equivalents at the end of the year
(Consolidated statements of financial position)	637,614	966,222

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2021 (Consolidated)
(6) Notes to Consolidated Financial Statements
(Going Concern Assumption)
No events to be noted for this purpose.
(Significant Items that Form the Basis of Preparing the Consolidated Financial Statements)
1.Basis of Preparation
(1) Compliance
Since Takeda satisfies all of the criteria of the "Specified Company" prescribed in Article 1-2 of the Regulation On Terminology, Forms, and Preparation Methods of Consolidated Financial Statements (Ministry of Finance Order No.28, 1976 "Regulations for Consolidated Financial Statements"), the consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") pursuant to the provision of Article 93 of the Regulations for Consolidated Financial Statements.
(2) Basis of Measurement
The consolidated financial statements have been prepared on a historical cost basis, except for certain assets and liabilities recorded at fair value including investments, derivatives, and contingent considerations.
(3) Functional and Presentation Currency
The consolidated financial statements are presented in Japanese Yen ("JPY"), which is the functional currency of the Company. All financial information presented in JPY has been rounded to the nearest million JPY, except when otherwise indicated.
2. Significant Accounting Policies
During the year ended March 31, 2021, there were no new accounting standards applied by Takeda that had a significant impact on Takeda’s consolidated financial statements.
(Segment Information)
Disclosure is omitted as Takeda's reportable segment is a single segment of "Pharmaceuticals."
(Earnings Per Share)
The basis for calculating basic and diluted earnings per share (attributable to owners of the Company) is as follows:

	For the year ended March 31,
	2020	2021
Net profit for the year attributable to owners of the Company:
Net profit for the year attributable to owners of the Company JPY (millions)	44,241	376,005
Net profit used for calculation of earnings per share JPY (millions)	44,241	376,005
Weighted-average number of ordinary shares outstanding during the year (thousands of shares) [basic]	1,557,204	1,562,006
Dilutive effect (thousands of shares)	9,000	11,532
Weighted-average number of ordinary shares outstanding during the year (thousands of shares) [diluted]	1,566,204	1,573,537

Earnings per share
Basic (JPY)	28.41	240.72
Diluted (JPY)	28.25	238.96

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2021 (Consolidated)
(Significant Subsequent Events)
On April 1, 2021, Takeda provided a notice of prepayment to the lenders of the JBIC Loan in respect of 2,000 million USD of the outstanding loan amount of 3,700 million USD that has an original maturity date of December 11, 2025. The prepayment of the JBIC Loan will be made on June 11, 2021.
On April 16, 2021, Takeda provided a notice of redemption to the holders of the remaining 200 million USD of unsecured U.S. dollar-denominated senior notes issued in July 2017 in advance of their original maturity date of January 18, 2022. The redemption date of the unsecured U.S. dollar-denominated senior notes will be May 17, 2021.
The impact from the accelerated debt prepayments on the consolidated statements of profit or loss is not expected to be material.

APPENDIX

1	FY2020 Full Year Reconciliation from Reported Revenue to Underlying Revenue
2	FY2020 Full Year Reconciliation from Reported to Core/Underlying Core
3	FY2019 Full Year Reconciliation from Reported to Core/Underlying Core

1 FY2020 Full Year Reconciliation from Reported Revenue to Underlying Revenue

(Billion JPY)	FY2019	FY2020	Change versus the previous year
Revenue	3,291.2	3,197.8	(93.4)	- 2.8%
FX effects*1				+3.0pp
Divestitures*2				+2.1pp
XIIDRA				+0.3pp
Regional portfolio				+1.2pp
TACHOSIL				+0.1pp
Others				+0.4pp
Underlying Revenue Growth				+ 2.2%

*1 FX adjustment applies plan rate to both periods.
*2 Major adjustments are as follow;
–Net sales of XIIDRA, a treatment for dry eye disease, the divestiture of which was completed in July 2019, are excluded from FY2019.
–Revenue of select over-the-counter and non-core products in a number of Near East, Middle East and Africa countries is excluded from FY2019 as the divestiture was completed in March 2020.
–Revenue of select over-the-counter and non-core products in Russia, Georgia, and a number of countries from within the Commonwealth of Independent States is excluded from FY2019 as the divestiture was completed in March 2020.
–Revenue of select over-the-counter and non-core products in Asia Pacific is excluded from both FY2020 and FY2019 as the divestiture was completed in November 2020.
–Revenue of select non-core products predominantly in Europe is excluded from both FY2020 and FY2019 as the divestiture was completed in December 2020.
–Revenue of select over-the-counter and non-core products in Latin America is excluded from both FY2020 and FY2019 as the divestiture was completed in January 2021.
–Net sales from TACHOSIL, a surgical patch are excluded from both FY2020 and FY2019 as the divestiture was completed in January 2021.

2 FY2020 Full Year Reconciliation from Reported to Core/Underlying Core

FY2020
(Billion JPY)	REPORTED	REPORTED TO CORE ADJUSTMENTS								CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING GROWTH
		Amortization & impairment of intangible assets	Other operating income/expense	Shire integration costs	Shire purchase accounting adjustments	TEVA JV related accounting adjustments	TCHC Divestiture*1	Swiss tax reform	Others		FX	Divestitures
Revenue	3,197.8									3,197.8	199.5	(70.1)	+2.2%
Cost of sales	(994.3)				81.2				6.2	(906.9)	(47.0)	21.0
Gross Profit	2,203.5				81.2				6.2	2,290.9	152.5	(49.2)
SG&A expenses	(875.7)			1.9	(0.3)				1.4	(872.6)	(47.0)
R&D expenses	(455.8)			(0.3)	0.0				5.7	(450.4)	(18.3)
Amortization of intangible assets	(405.3)	85.8			319.5					—
Impairment losses on intangible assets	(16.6)	16.6								—
Other operating income	318.0		(116.9)		(60.2)	(1.5)	(139.5)			—
Other operating expenses	(258.9)		107.2	78.1					73.6	—
Operating profit	509.3	102.4	(9.7)	79.6	340.2	(1.5)	(139.5)		87.0	967.9	87.1	(49.2)	+13.0%
Margin	15.9%									30.3%			30.2%*2
Financial income/ expenses	(143.1)			7.9	12.9				(4.0)	(126.3)	3.6
Equity income/loss	0.1					16.6			(13.1)	3.5	(0.3)
Profit before tax	366.2	102.4	(9.7)	87.5	353.2	15.1	(139.5)		69.8	845.1	90.4	(49.2)
Tax expenses	9.9	(25.6)	8.1	(18.6)	(88.7)	(4.6)			(70.0)	(189.4)	(20.3)	12.8
Non-controlling interests	(0.2)									(0.2)	(0.0)
Net profit	376.0	76.8	(1.6)	69.0	264.5	10.5	(139.5)		(0.2)	655.5	70.2	(36.4)
EPS (yen)	241									420	46	(23)	+24.6%
Number of shares (millions)	1,562									1,562			1,558

*1 On March 31, 2021, Takeda completed the sale of Takeda Consumer Healthcare Company Limited (“TCHC”), a wholly-owned subsidiary of Takeda primarily focused on the consumer healthcare market in Japan, to The Blackstone Group Inc.
*2 Underlying Core Operating Profit Margin.

3 FY2019 Full Year Reconciliation from Reported to Core/ Underlying Core

FY2019
(Billion JPY)	REPORTED	REPORTED TO CORE ADJUSTMENTS							CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING CORE
		Amortization & impairment of intangible assets	Other operating income/ expense	Shire acquisition related costs	Shire purchase accounting adjustments	Teva JV related accounting adjustments	Swiss tax reform	Others		FX	Divestitures
Revenue	3,291.2								3,291.2	102.4	(137.4)
Cost of sales	(1,089.8)				199.5				(890.3)	(27.9)	29.3
Gross Profit	2,201.4				199.5				2,400.9	74.4	(108.2)
SG&A expenses	(964.7)			5.5	2.4				(956.8)	(29.1)
R&D expenses	(492.4)			10.4	0.1				(481.9)	(8.9)
Amortization of intangible assets	(412.1)	87.0			325.1
Impairment losses on intangible assets	(43.3)	43.3
Other operating income	60.2		(46.0)			(14.2)
Other operating expenses	(248.7)		113.3	135.4
Operating profit	100.4	130.3	67.3	151.2	527.1	(14.2)			962.2	36.5	(108.2)
Margin	3.1%								29.2%			27.3%
Financial income/ expenses	(137.2)			7.1	14.4			(20.1)	(135.7)	5.3
Equity income/loss	(24.0)					32.2			8.2	(0.0)
Profit before tax	(60.8)	130.3	67.3	158.3	541.6	18.0		(20.1)	834.7	41.8	(108.2)
Tax expenses	105.0	(31.7)	(10.8)	(29.2)	(98.2)	(5.5)	(94.6)	(67.5)	(232.4)	(10.0)	27.2
Non-controlling interests	(0.0)								(0.0)
Net profit	44.2	98.7	56.5	129.1	443.4	12.5	(94.6)	(87.6)	602.2	31.8	(81.0)
EPS (yen)	28								387	20	(52)	355
Number of shares (millions)	1,557								1,557			1,558

The companies in which Takeda Pharmaceutical Company Limited (Takeda) directly and indirectly owns investments are separate entities. In this report, "Takeda" is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations, including global health care reforms; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products;; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.
Certain Non-IFRS Financial Measures
This report includes certain non-IFRS financial measures and targets. Takeda's management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this report. Non-IFRS results exclude certain income and cost items which are included in IFRS results. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda's performance, core results and underlying trends. Non-IFRS results are not prepared in accordance with IFRS and non-IFRS information should be considered a supplement to, and not a substitute for, financial statements prepared in accordance with IFRS. Investors are encouraged to review the reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures, which are on appendices 1-4.
Medical information
This report contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.
Financial information
Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS").